UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY HELD COMPANY

CNPJ No. 06.057.223/0001- 71

NIRE 33.3.002.7290-9

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON AUGUST 20, 2021

1.               DATE, TIME AND VENUE: on August 20, 2021, at 2:00 p.m. at the headquarter of Sendas Distribuidora S.A. (“Company”), at Avenida Ayrton Senna, No. 6.000, Lot 2, Pal 48959, Attachment A, Jacarepaguá, Zip Code 22775-005, City of Rio de Janeiro, State of Rio de Janeiro.

2.               CALL AND ATTENDANCE: Formal call notice is hereby waived on account of the attendance of all members of the Board of Directors of the Company: Messrs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Josseline Marie-José Bernadette de Clausade, David Julien Emeric Lubek, Philippe Alarcon, Christophe José Hidalgo, Luiz Nelson Guedes de Carvalho, José Flávio Ferreira Ramos e Geraldo Luciano Mattos Júnior.

3.               BOARD: President: Sr. Jean Charles Henri Naouri; Secretary: Aline Pacheco Pelucio.

4.               AGENDA: deliberate about the:

(i)       ratification of the resolutions approved at the Company's Board of Directors meeting held on July 27, 2021 at 2 pm, and authorization, pursuant to article 17 (q) of the By-laws, to carry out the 2nd (second) issuance of commercial promissory notes of the Company, in 2 (two) series (“Issuance” and “Promissory Notes”, respectively), in the total amount of R$ 2,500,000,000.00 (two billion and five hundred million reais) on the Issue Date, pursuant to Instruction of the Brazilian Securities Commission (Comissão de Valores Mobiliários (“CVM”)) No. 566, of July 31, 2015, as amended (“CVM Instruction 566”), for distribution with restricted distribution efforts, pursuant to CVM Instruction No. 476, of January 16, 2009, as amended (“CVM Instruction 476” and “Offer”, respectively);

(ii)       authorization to the Company's board of officers and/or Company's attorneys to perform any and all acts, enter into any contracts and/or instruments necessary to carry out the Issuance and the Offer, including, without limitation: (a) discussing, negotiating and defining the terms and conditions of the Promissory Notes, as well as signing the respective Promissory Notes and other documents necessary for carrying out the Issuance, including amendments to such documents; (b) to hire financial institutions duly qualified to be responsible for the coordination and intermediation of its distribution ("Coordinators", one of them being the Lead Coordinator of the Offer), upon signing of the distribution agreement of Promissory Notes ("Distribution Agreement") ; (c) hire financial institutions duly qualified to be responsible for the services of a mandatory and custodian bank for the physical safekeeping of the Promissory Notes, as well as the Fiduciary Agent (as defined below) and B3 SA – Brasil, Bolsa, Balcão – B3 Branch (“B3”); and (d) hire any other service providers necessary for the Issuance, Offer and/or Promissory Notes, including, without limitation, legal counsel; and

(iii)       perform any acts related to the publication and registration of documents of a corporate nature before the competent bodies, including arrangements with the competent Board of Trade or any other autarchies or bodies with which it is necessary to adopt any measures for the implementation and formalization of the above deliberations, especially for the execution of the Issuance, as well as the ratification of any and all acts previously adopted by the Company's board of directors and/or by the Company's attorneys for the implementation of the Issue and the Offer

5.               RESOLUTION: After examining and discussing the matter on the agenda, the members of the Board of Directors resolved, unanimously and without reservations:

(i)	ratification of the resolutions approved at the Company's Board of Directors meeting held on July 27, 2021 at 2 pm and authorize the Issuance by the Company, with the following main characteristics, which will be detailed and regulated through the Promissory Notes, which will include the following main characteristics and conditions:

(a)	Number of Issuance: The Issuance shall be the Company’s second (2nd) issuance of Promissory Notes

(b)	Series: the Issuance shall be made in up to 2 (two) series (“Series”);

(c)	Total Issuance Amount: the total Issuance amount shall be up to R$ 2,500,000,000.00 (two billion and five hundred million Reais), on the Issuance Date, being R$ 1.250.000.000,00 (one billion and two hundred and fifty million reais) in the scope of the Promissory Notes of the first series and R$ 1.250.000.000,00 (one billion, two hundred and fifty million reais) in the scope of the Promissory Notes of the second series;

(d)	Unit Par Value: the unit par value of the Promissory Notes, on Issuance Date, shall be R$2.500.000,00 (two million and five hundred thousand reais) (“Unit Par Value”);

(e)	Number of Promissory Notes: up to 1000 (one thousand) Promissory Notes will be issued, being up to 500 (five hundred) Promissory Notes of the 1st (First) Series and up to 500 (five hundred) Promissory Notes of the 2nd (Second) Series;

(f)	Issuance Date: for all legal purposes and effects, the issuance date it will be the effective date of subscription and payment, as provided for in the promissory notes (“Notes” and “Issuance Date”);

(g)	Use of proceeds: The proceeds raised with the Offer will be fully used by the Company to pay the early redemption of the debentures of the 4th (fourth) series of the 1st (first) issuance of the Company and the remaining balance will be used to support the cash availabilities of the Company;

(h)	Form, Circulation and Proof of Ownership: The Promissory Notes will be issued in the form of a note and will be held in the custody of an institution authorized to carry out physical custody of the Promissory Notes ("Custodian") and will circulate by endorsement in black, without guarantee of the endorser, of mere transfer of ownership. As an object of centralized deposit, the circulation of Notes will operate by book entry records made in the accounts of deposit held with B3, which will endorse the Notes to the definitive creditor upon the extinction of the registration in B3. For all legal purposes, ownership of the Promissory

Notes will be evidenced by the possession of the Promissory Notes, pursuant to the legislation applicable to this credit instruments. Additionally, ownership of the Promissory Notes will be evidenced by means of a statement issued by B3 in the name of the respective holder of the Promissory Notes, for the Promissory Notes that are electronically deposited at B3;

(i)	Term and Maturity Date: The Promissory Notes of the 1st (First) Series will have a term of 1.096 (one thousand and ninety six) days from the Issuance Date, and the Promissory Notes of the 2nd (Second) Series will have a term of 1.280 (one thousand two hundred and eighty) days from the Issuance Date ("Maturity Date"), except for the cases of early settlement resulting from an early redemption offer or early maturity to be provided for in the respective Promissory Notes;

(j)	Subscription and Payment: The price of subscription and payment of the Promissory Notes will correspond to the Nominal Unit Value and the payment will be made in cash, upon subscription, on the Issuance Date, exclusively through the MDA - Module Asset Distribution (“MDA”), in accordance with B3 settlement rules, in Brazilian currency. All Promissory Notes will be subscribed and paid in on the same date. The subscription price may be increased by premium or discount on the Issuance Date, provided that they are offered on equal terms to professional investors, as defined in the terms of article 11 of CVM Resolution No. 30, of May 11, 2021;

(k)	Placement Regime: The Promissory Notes will be subject to public distribution with restricted distribution efforts, pursuant to CVM Instruction 566 and CVM Instruction 476, being, therefore, automatically exempt from registration with CVM, with the public distribution being carried out under a firm placement guarantee regime for all Promissory Notes, with the intermediation of the Coordinators;

(l)	Monetary Restatement and Remuneration of the 1st (First) Series Promissory Notes: The Nominal Unit Value of the 1st (First) Series Promissory Notes will not be subject to monetary restatement. The

Nominal Unit Value of the Promissory Notes of the 1st (First) Series will be subject to remuneration interests corresponding to the accumulated variation of 100% (one hundred percent) of the average daily rates of the DI - Interbank Deposits of one day, "over extra-group", expressed as a percentage per year, based on 252 (two hundred and fifty-two) Business Days (as defined below), calculated and published daily by B3 SA - Brasil, Bolsa, Balcão in the daily newsletter available on its website (http: // www.B3.com.br) (“DI Rate”), exponentially increased by surcharge (spread) equivalent to 1.47% (one whole and forty-seven hundredths percent) per year, base 252 (two hundred and fifty-two ) Business Days ("First Series Compensation"), calculated exponentially and cumulatively pro rata temporis by Business Days elapsed, from the Issuance Date to the date of its effective payment, considering the criteria established in the "Caderno de Fórmulas Notas Comerciais - CETIP21" available for consultation on its website (http://www.b3.com.br) duly replicated in the Promissory Notes, and the Remuneration is calculated according to the formula expressed in the Promissory Notes;

(m)	Monetary Restatement and Remuneration of the 2nd (Second) Series Promissory Notes: The Nominal Unit Value of the 2nd (Second) Series Promissory Notes will not be subject to monetary restatement. The Nominal Unit Value of the Promissory Notes of the 2nd (Second) Series will bear interest corresponding to the accumulated variation of 100% (one hundred percent) of the DI Rate, exponentially increased by a surcharge (spread) equivalent to 1.53% (one whole and fifty-three hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days ("Second Series Remuneration" and, together with the First Series Remuneration, the "Remuneration"), calculated exponentially and cumulative pro rata temporis for elapsed Business Days, from the Date of Issuance until the date of its effective payment, considering the criteria established in the "Caderno de Fórmulas Notas Comerciais - CETIP21" available for consultation on its website (http:// /www.b3.com.br) duly replicated in the Promissory Notes, and the Remuneration is calculated according to the formula described in the Promissory Notes;

(n)	Periodicity of Payment of Promissory Notes Remuneration: The Remuneration will be paid in full, in a single installment, on the Maturity Date, except in the cases of Early Redemption Offer (as defined below) or early maturity of the Promissory Notes, pursuant to the terms of the Promissory Notes, in which the Remuneration will be paid on the respective early settlement date;

(o)	Periodicity of Payment of the Nominal Unit Value of the Promissory Notes: The Nominal Unit Value will be fully paid by the Issuer to the holders of the Promissory Notes (“Holders”) in a single installment, on the Maturity Date or on the early settlement date, on case of Early Redemption Offer or early maturity of the Promissory Notes, pursuant to the Promissory Notes;

(p)	Total Optional Early Redemption: The Company may, after eighteen (18) months from the Issuance Date, redeem, at any time, all the Promissory Notes of any of the series, by sending a notice to all Holders of the Promissory Notes of the respective series, with a copy to the Fiduciary Agent, or publication of a notice to the Holders of the Promissory Notes of the respective series, under the terms of the Notes, 10 (ten) Business Days prior to the date of the event ("Optional Early Redemption"), stating: (i) the date on which the Optional Early Redemption will be carried out, which must be a Business Day; and (ii) any other information relevant to the Promissory Note Holders of the respective series. In the event of Optional Early Redemption, the payment of the respective Unit Face Value will be made, plus the respective Remuneration, calculated pro rata temporis from the respective Issuance Date to the date of effective Optional Early Redemption, plus the Optional Early Redemption Premium (as defined below), as well as fine and default interest, if any. The "Optional Early Redemption Premium" shall be equivalent to the amount equivalent to the highest value, between those described in items (1) and (2) below:

(1) 0.50% (fifty hundredths percent) per year, pro rata temporis, based on 252 (two hundred and fifty-two) Business Days, levied on the

Nominal Unit Value of the respective series, plus the respective Remuneration, calculated pro rata temporis from the Issuance Date to the date of the effective Optional Early Redemption, considering the number of Business Days to elapse between the date of the Optional Early Redemption and the Maturity Date of the Promissory Notes of the respective series, as the case may be, according to the formula described below:

P = VR * i * (d/252)

Where:

P = Optional Early Redemption Premium, calculated to 8 decimal places, no rounding;

VR = Nominal Unit Value to be redeemed, plus the Remuneration of the Promissory Notes, calculated, pro rata temporis, from the Issuance Date (inclusive) to the date of the actual redemption (exclusive);

d = number of Business Days to elapse between the date of the effective Optional Early Redemption (inclusive) and the Maturity Date of the Promissory Notes of the series in question (exclusively); and

i = 0,50%

(2) 0.25% (twenty-five hundredths percent), flat, levied on the Nominal Unit Value of the respective series, plus the respective Remuneration, calculated pro rata temporis from the Issuance Date to the date of the effective Optional Early Redemption.

(q)	The partial Optional Early Redemption of the Promissory Notes of a given series will not be allowed (with the possibility, however, of the Optional Early Redemption covering only 1 (one) of the series of the Promissory Notes). The Company shall, at least 5 (five) Business Days prior to the date of the Optional Early Redemption, notify the Mandatory Bank, B3 and the Fiduciary Agent of the date of the Optional Early Redemption. The payment of the Promissory Notes to be redeemed in advance, through the Optional Early Redemption, will be made by the Issuer (i) through the procedures adopted by B3 for the Promissory Notes that are electronically deposited at B3 or (ii) upon deposit in checking accounts indicated by the Holders, to be carried out by the Mandatory Bank, in the case of Promissory Notes that are not electronically deposited at B3;

(r)	Early Redemption Offer: The Company may carry out, at its sole discretion, at any time as of the Issuance Date, an early redemption offer of all the Promissory Notes of any series, jointly or individually ("Early Redemption Offer”), and the Early Redemption Offer proposed by the Issuer must be addressed to all Holders of Promissory Notes of the respective series, with a copy to the Fiduciary Agent. The Early Redemption Offer will be addressed to all Holders of Promissory Notes of the respective series, without distinction, ensuring the equality of conditions to all Holders of Promissory Notes of the respective series to accept the early redemption of the Promissory Notes they hold, in accordance with the terms and conditions set out in the Promissory Notes. The Company will carry out the Early Redemption Offer through the publication of a communication addressed to the Promissory Note Holders of the respective series, to be widely disclosed pursuant to the Notes, or through an individual communication to be sent by the Issuer to each of the holders of Promissory Notes of the respective series, with a copy to the Fiduciary Agent and B3 (“Early Redemption Offer Notice”), which shall describe the terms and conditions of the Early Redemption Offer, including: (i) effective date for the redemption object of the Early Redemption Offer, which will be the date of payment of the Early Redemption Offer Amount (as defined below), and shall be a Business Day; (ii) mention that the Early Redemption Offer Value will be calculated as described in the Promissory Notes; (iii) the Early Redemption Offer Amount (as defined below) corresponding to the early redemption premium to be offered by the Issuer, if any, which cannot be negative; (iv) the form and the deadline for manifestation to the Issuer by the holders of Promissory Notes who choose to adhere to the Early Redemption Offer, subject to the provisions of the Promissory Notes; and (v) other information necessary for the decision making by the Holders of Promissory Note and for the operation of the Early

Redemption Offer. At the time of the Early Redemption Offer, the Holders will be entitled to the payment of the Nominal Unit Value plus, if applicable: (i) the respective Remuneration, calculated pro rata temporis, from the respective Issuance Date to the date of redemption object of the Early Redemption Offer, as well as, if applicable, (ii) a redemption premium, which, if any, cannot be negative and (iii) if applicable, the late payment charges provided for in the Promissory Notes due and unpaid, until the date of such redemption (“Early Redemption Offer Value”). After the submission or publication, as the case may be, of the Early Redemption Offer Notice, the Holders who choose to join the Early Redemption Offer will have a period of 10 (ten) Business Days to formally manifest themselves before the Issuer, with a copy to the Fiduciary Agent. The Company shall, at least 5 (five) Business Days prior to the date of early redemption, notify the Mandatory Bank, B3 and the Fiduciary Agent of the date of early redemption. The payment of the Promissory Notes to be redeemed in advance, through the Early Redemption Offer, will be made by the Issuer (i) through the procedures adopted by B3 for the Promissory Notes that are electronically deposited at B3 or (ii) upon deposit in accounts currents indicated by the Holders, to be carried out by the Mandatory Bank, in the case of Promissory Notes that are not electronically deposited at B3;

(s)	Early Maturity: In the event of any of the events of early maturity to be provided for in the Notes, the obligations arising from the Promissory Notes may be considered to have matured in advance, and the payment by the Company of the Unit Par Value, plus the applicable Remuneration, calculated exponentially and cumulatively pro rata temporis per Business Days elapsed, from the Issuance Date, and the Late Payment Charges, until the date of their effective payment, as well as any other amounts owed by the Company, pursuant to the terms of the Promissory Notes. The Fiduciary Agent shall immediately communicate by in writing, the eventual early maturity of the Promissory Notes to the Issuer, to B3 and to the Mandate Bank (i) by email immediately after the declaration of early maturity, and/or (ii) by registered letter or with Receipt Notice ("RN") sent by mail;

(t)	Distribution and Trading: The Promissory Notes will be deposited for (i) distribution in the primary market exclusively through the MDA, managed and operated by B3, with the distribution being financially settled through B3, and concurrently with the settlement, the Promissory Notes will be deposited in the name of the holder in B3's Electronic Custody System; and (ii) trading in the secondary market through CETIP21 – Títulos e Valores Mobiliários, managed and operated by B3, with the trades being financially settled and the Promissory Notes electronically deposited at B3. The Promissory Notes will be offered exclusively to a maximum of 75 (seventy-five) professional investors, as defined in the terms of article 11 of CVM Resolution No. 30, of May 11, 2021, as amended (“Professional Investors”), which may be subscribed and paid in by a maximum of 50 (fifty) Professional Investors. Subject to the compliance by the Company with the obligations provided for in article 17 of CVM Instruction 476, the Promissory Notes may only be traded, as provided for in articles 13 and 15 of CVM Instruction 476, in the regulated securities markets after 90 (ninety) days have elapsed of each subscription or acquisition of each Promissory Note by Professional Investors, except in the case of the batch of Promissory Notes subject to the exercise of firm guarantee by the Coordinators ("Firm Guarantee"), and, in the subsequent negotiation: (i) to be observed, by the acquirer , the trading restriction of 90 (ninety) days referred to above, counted from the exercise of the Firm Guarantee; and (ii) the limits and conditions set forth in articles 2 and 3 of CVM Instruction 476 and other applicable legal and regulatory provisions are observed;

(u)	Place of Payment: Payments to which the holders are entitled will be made by the Company on their due date in accordance with B3 procedures for the Promissory Notes that are electronically deposited at B3 or, if not electronically deposited at B3, at headquarters of the Issuer, or, still, in accordance with the procedures adopted by the Mandatory Bank, as applicable. Those holders of the Promissory Notes, at the end of the Business Day immediately prior to the respective payment date, will be entitled to receive any amount owed;

(v)	Late Payment Charges: In the event of late payment by the Company of any amount owing to the Promissory Note Holders, under the terms of the Promissory Notes, they will be levied on any and all amounts in arrears, regardless of notice, notification or judicial or extrajudicial interpellation (i) default interest of 1% (one percent) per month, calculated pro rata temporis, from the date of default until the date of effective payment; and (ii) non-compensatory fine of 2% (two percent); both calculated on the amount due and not paid ("Late Payment Charges"), without prejudice to the incidence of the Remuneration;

(w)	Renegotiation: The Debentures shall not be subject to scheduled renegotiation;

(x)	Extension of Deadlines: The deadlines for the payment of any obligation provided for in the Promissory Notes will be considered automatically extended if their maturity coincides with any day that is Saturday, Sunday or a Brazilian holiday, until the 1st (first) subsequent Business Day, without any addition to the amounts to be paid. "Business Day(s)" is any day with the exception of Saturday, Sunday and a Brazilian holiday;

(y)	Fiduciary Agent: The Company will appoint and establish Vórtx Distribuidora De Títulos E Valores Mobiliários LTDA., a financial institution authorized to operate by the Central Bank of Brazil, incorporated as a limited liability company, with headquarters in the City of São Paulo, State de São Paulo, at Rua Gilberto Sabino, nº 215, 4th floor, Pinheiros, CEP 05425-020, registered with the CNPJ/ME under nº 22.610.500/0001-88, to act as fiduciary agent of the Issuance (“Fiduciary Agent”);

(z)	Other Characteristics: The other characteristics of the Promissory Notes will be the same in the Promissory Notes.

(ii)	Approve the authorization for the Company's Executive Board and/or the Company's attorneys to perform any and all acts, enter into any contracts and/or instruments necessary to carry out the Issuance and Offer, as well as negotiate the final characteristics of the Notes, including, without limitation: (a) to discuss, negotiate and define the terms and conditions of the Promissory Notes, subject to the limits of this deliberation, as well as sign the respective Notes and other documents necessary to carry out the Issuance, including amendments to such documents; (b) to hire the Coordinators, upon signing of the Distribution Agreement; (c) hire financial institutions duly qualified to be responsible for the services of the Mandate and Custodian Bank for the physical safekeeping of the Promissory Notes, as well as the Fiduciary Agent and B3; and (d) hire any other service providers necessary for the Issuance, Offer and/or Promissory Notes, including, without limitation, legal counsel; and

(iii)	practice any acts related to the publication and registration of documents of a corporate nature before the competent bodies, including arrangements with the competent Board of Trade or any other autarchies or bodies with which it is necessary to adopt any measures for the implementation and formalization of the above deliberations, especially for performance of the Issuance, as well as ratifying any and all acts practiced by the Executive Board and/or by the Company's attorneys for the implementation of the Issuance and the Offer.

6.               APPROVAL AND SIGNATURE OF THE MINUTES: Nothing else to be discussed, these minutes were drawn up, which, after being read and approved, were signed by all present. Rio de Janeiro, August 20, 2021. Board: President: Sr. Jean Charles Henri Naouri; Secretary: Aline Pacheco Pelucio; Membros do Conselho de Administração: Srs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Josseline Marie-José Bernadette de Clausade, David Julien Emeric Lubek, Philippe Alarcon, Christophe José Hidalgo, Luiz Nelson Guedes de Carvalho, José Flávio Ferreira Ramos e Geraldo Luciano Mattos Júnior.

Certificate: I certify that this is a faithful copy of the minutes drawn up in the Book of Minutes of the Company's Board of Directors.

Rio de Janeiro, August 20, 2021

__________________________________

Aline Pacheco Pelucio

Secretária

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.